                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          --------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                               AMREP Corporation
                     ------------------------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                   032159105
                               ----------------
                                (CUSIP Number)

                               Nick G. Karabots
                                 P.O. Box 736
                          Fort Washington, PA  19034
                                (215) 643-5800
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 5, 1995
                      -----------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 9 pages

CUSIP No. 032159105                                            Page 2 of 9 pages

- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nick G. Karabots  ###-##-####
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[  ]
                                                                         (b)[  ]
- --------------------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

               AF, PF, OO
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [  ]
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
- --------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER

                         2,368,093
  NUMBER OF         ------------------------------------------------------------
    SHARES          8.  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              0
     EACH           ------------------------------------------------------------
REPORTING PERSON    9.  SOLE DISPOSITIVE POWER
     WITH
                         2,368,093
                    ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER

                         0
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
              2,368,093
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                            [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32.1%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

              IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032159105                                            Page 3 of 9 pages


- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Glendi Publications, Inc.         59-2235938
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a)[  ]
                                                                         (b)[  ]
- --------------------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

               AF, WC, OO
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

                                                                            [  ]
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- --------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER

                         1,071,180
  NUMBER OF         ------------------------------------------------------------
    SHARES          8.  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              0
     EACH           ------------------------------------------------------------
REPORTING PERSON    9.  SOLE DISPOSITIVE POWER
     WITH
                         1,071,180
                    ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER

                         0
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
              1,071,180
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                            [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.5%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

              CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032159105                                            Page 4 of 9 pages

     This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Mr. Karabots on Amendment No. 6 to Schedule 13D dated September 15, 1994, Amendment No. 5 to Schedule 13D dated June 2, 1994, Amendment No. 4 to Schedule 13D dated March 1, 1994 and Amendment No. 3 to Schedule 13D dated January 31, 1994, which Amendment No. 3 to Schedule 13D amended and restated the entire text of the statement on Schedule 13D dated August 4, 1993, as amended by Amendment No. 1 dated December 22, 1993 and Amendment No. 2 dated January 21, 1994, all of which relate to the Common Stock, $.10 par value, of AMREP Corporation, an Oklahoma corporation. In the event that any disclosure contained in this Amendment No. 7 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 7.


Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding two new paragraphs following the last paragraph of Item 3 as follows:

     Mr. Karabots acquired beneficial ownership of an aggregate of 40,900 shares of Common Stock of the Corporation through open market purchases made by Glendi between September 16, 1994 and January 4, 1995, and one privately negotiated purchase on December 22, 1994, for an aggregate purchase price of $260,625. Glendi made these purchases using general corporate funds.

     Mr. Karabots acquired beneficial ownership of 100,090 shares (the "Friedman Shares") of Common Stock of the Corporation held by Howard W. Friedman ("Mr. Friedman"), when Glendi entered into a Share Purchase Agreement with Mr. Friedman on January 5, 1995 (the "Friedman Share Purchase Agreement"), a copy of which is attached hereto as Exhibit F and incorporated herein by reference. Glendi acquired the Friedman Shares at a closing held on January 5, 1995 in accordance with the Friedman Share Purchase Agreement. The purchase price was $8.00 per share or a total purchase price of $800,720, and Glendi used general corporate funds to consummate the purchase.


Item 5.  Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended by deleting paragraphs (a), (b) and (c) thereof and substituting therefor the following:

     (a) Mr. Karabots beneficially owns all of the 2,368,093 shares of the Common Stock reported on this Statement, which shares represent approximately 32.1% of the

CUSIP No. 032159105                                            Page 5 of 9 pages


outstanding shares of the Common Stock./1/ Mr. Karabots owns 751,913 of such shares of the Common Stock directly, he owns 1,071,180 of such shares indirectly through Glendi, and he owns the remaining 545,000 of such shares indirectly through other corporations of which he is the sole shareholder, sole director and chief executive officer, none of which other corporations individually owns five percent or more of the outstanding shares of the Common Stock.

     (b) Mr. Karabots has sole voting and sole dispositive power as to all of the 2,368,093 shares of the Common Stock reported on this Statement. Glendi also has sole voting and sole dispositive power as to 1,071,180 of such shares.

     (c) In addition to the Friedman Shares, Glendi has purchased 40,900 shares of the Common Stock on the open market and through private purchases since September 15, 1994, as set forth on Annex I hereto.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by adding one new paragraph following the fifth paragraph of Item 6 as follows:

     On January 5, 1995, Glendi and Mr. Friedman entered into the Friedman Share Purchase Agreement, which provided for the purchase of the Friedman Shares by Glendi at a price $8.00 per share or a total purchase price of $800,720. Glendi acquired the Friedman Shares at a closing held on January 5, 1995 in accordance with the Friedman Share Purchase Agreement.


Item 7.  Material to be Filed as Exhibits

     Item 7 of the Statement is hereby amended by adding one new paragraph following the last paragraph of Item 7 as follows:

     F. Share Purchase Agreement, dated January 5, 1995, by and between Glendi Publications, Inc. and Howard W. Friedman.


- --------------------
/1/ The percentage of outstanding shares of the Common Stock was calculated with reference to the shares outstanding as of December 13, 1994, as reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1994.

CUSIP No. 032159105                                            Page 6 of 9 pages


                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    January 5, 1995                          /s/ Nick G. Karabots
 ----------------------                     ------------------------------------
          Date                              Nick G. Karabots

CUSIP No. 032159105                                            Page 7 of 9 pages


                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           GLENDI PUBLICATIONS, INC.


    January 5, 1995                        By:  /s/ Nick G. Karabots
 ----------------------                       ----------------------------------
     Date                                  Name: Nick G. Karabots
                                           Title:  Chairman

CUSIP No. 032159105                                            Page 8 of 9 pages


                                    ANNEX I

              TRANSACTIONS IN THE COMMON STOCK OF THE CORPORATION
                            SINCE SEPTEMBER 15, 1994

                        Person
                      Effecting     Nature of      Number of  Price Per
     Date            Transaction   Transaction      Shares      Share

October 28, 1994        Glendi       Purchase        8,000     $7.625
December 6, 1994        Glendi       Purchase        3,500     $6.50
December 22, 1994       Glendi       Purchase       14,000     $5.75
December 28, 1994       Glendi       Purchase       10,000     $6.25
December 30, 1994       Glendi       Purchase        4,400     $6.25
December 30, 1994       Glendi       Purchase        1,000     $6.375


=====================================================================

All of the purchases reflected in this Annex I were open market purchases except for the December 22, 1994 acquisition of 14,000 shares, which was a private sale and purchase.

CUSIP No. 032159105                                            Page 9 of 9 pages


                                 EXHIBIT INDEX

Exhibit                                                 Page No.
- -------                                                 --------
10   Share Purchase Agreement, dated January 5, 1995,      10
     by and between Glendi Publications, Inc. and
     Howard W. Friedman.